Exhibit 99.1

Dominion Diamond Corporation Director Robert Gannicott Passes Away at the Age of 69

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 3, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is deeply saddened to announce that after his extended battle with leukemia, Robert Gannicott has passed away this morning at the age of 69, with his life-partner, Geraldine Peacock at his side.

“It is a sad day at Dominion. Bob Gannicott was a visionary and a pillar of the Canadian diamond industry. He built the Company from the ground up, taking it from a junior mining company to what is it is today as Canada’s largest independent diamond producer. Bob was an exceptional leader as well as a good friend and mentor, he will be deeply missed by all who had the good fortune to work with him and to know him,” said Brendan Bell, Chief Executive Officer.

Mr. Gannicott was a member of the Board of Directors of the Company since the Company’s inception as a diamond company in 1992. He was Chairman of the Board from June 2004 until April 2016, and was Chief Executive Officer of the Company from September 1999 to July 2015.

Mr. Gannicott led the Company through its growth following the Company’s discovery and founding of the Diavik Diamonds Project in 1994 and 1995, through to the acquisition of the iconic American luxury diamond jewelry brand, Harry Winston. He later took advantage of a rare opportunity with the acquisition of the Ekati Diamond Mine and sale of Harry Winston, returning the Company to its roots as a pure-play Canadian diamond miner. The Company was re-named Dominion Diamond Corporation.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, (867) 669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca